UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number 001-34929

SODASTREAM INTERNATIONAL LTD. (Translation of registrant’s name into English)
Gilboa Street, Airport City Ben Gurion Airport 7010000, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Yes ☐    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXPLANATORY NOTE

 Furnished herewith as Exhibits 99.1 and 99.2, respectively, are the following documents:

1.	Notice of the 2014 Annual General Meeting (the “2014 Meeting”) of shareholders of SodaStream International Ltd. (the “Company”) and Proxy Statement for the 2014 Meeting of shareholders of the Company.

2.	Proxy card for use in connection with the Company’s 2014 Meeting of shareholders.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 3, 2010 (Registration No. 333-170299), August 16, 2013 (Registration No. 333-190655) and April 30, 2014 (Registration No. 333-195578).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODASTREAM INTERNATIONAL LTD.

Date: November 17, 2014	By:	/s/ Eyal Shohat
	Name:	Eyal Shohat
	Title:	Chief Legal Officer